Exhibit 99.1

RIDGESTONE RESOURCES, INC.
1806 London Street
New Westminster, BC V3M 3E3
Tel: (778) 227-0111 / Fax: (604) 522-7262

June 16, 2008

DELIVERED

China Bright Technology Development Limited (DBA: GreenChek Energy)
3705 Bank of America Tower
12 Harcourt Road, Central Hong Kong
Tel: +852 8197 8095

Lincoln Parke
3705 Bank of America Tower
12 Harcourt Road, Central Hong Kong
Tel: +852-8197-8095

Dear Sirs:

This letter of intent is to confirm our agreement in principle to proceed to negotiate in good faith a definitive licensing agreement (the “Licensing Agreement”) between Ridgestone Resources, Inc., (Ridgestone”, a publicly traded corporation being referred to herein as the “Licensee”). China Bright Technology Development Limited, (“China Bright”)< GreenChek Energy (“GreenChek”) and Lincoln Parke (“Lincoln”) (and, together, China Bright, GreenChek and Lincoln are referred to herein as the “Licensor”) for the European Union and United States of America rights by the Licensor to the Licensee of all of the patent and intellectual rights of the Licensor used in the business of the manufacture, sale, marketing and distribution of the Licensor’s Onboard Hydrogen Generation (OHG) technology which, is in the business of providing innovative world class mobile OHG emissions reduction technology. The Licensor’s Onboard Hydrogen Generation (OHG) technology is positioned to occupy the preeminent position in the emerging market for emissions reduction technology, targeting mobile and industrial generative power applications. The company has completed its first generation OHG technology for transportation industry application, which permits any internal combustion engine, independent of fuel source (gasoline, diesel, ethanol, propane, and natural gas), to operate with reduced emissions, thereto (the “Business”), on the terms and conditions to be set out herein and in the Licensing Agreement, with the licensing rights contemplated by the Licensing Agreement to be completed on or before July 1, 2008, or such other date agreed to by the parties (the “Closing Date”, with the completion of the transactions contemplated on the Closing Date being referred to herein as the “Closing”).

1.	DESCRIPTION OF LICENSE

1.1	License to be acquired. The license to be acquired are all of those licenses used in the Business including, without limitation, the following:

1.1.1.

all of the equipment, vehicles, machinery, chattels and other tangible personal property used in the Business including, without limitation, the tangible personal property hereto (collectively), the “Personal Property”);

1.1.2.	all inventories of equipment, spare parts and supplies (collectively, the “Inventories”);

1.1.3.

all agreements, contracts, permits and licenses issued or entered into relating to the Business including, without limitation, the contracts, permits and licenses hereto (collectively, “Contracts and Permits”), and the principal right to carry on the Business in the European Union and the United States of America without restriction; and

1.1.4.

all goodwill and all intellectual property of the Business and relating to the patents, including, without limitation, all customer and supplier lists, marketing materials, trade names, trademarks, domain names, telephone numbers, patents, processes, plans, designs, prototypes and other intellectual property relating to the Business including, without limitation, the trade names and the patents hereto, (the “Goodwill and Intellectual Property”);

(collectively, all such rights and assets are referred to herein as the “Licences”).

2.	LICENSE PRICE AND CAPITAL COMMITMENTS

2.1

Subject to the adjustments set out in paragraph 3, the license price for the Licenses shall be (US) $3,500,000 (the “License Price”), and shall be allocated as set out in Appendix A hereto. The Licensee shall be responsible for and shall pay any taxes payable upon a transfer of the Licenses.

2.2	The Licensor will advise the Licensee that additional funding is needed to develop the Business as follows;

	2.2.1.	(US) $ 300,000 within 30 days after Closing;

2.3

Prior to closing the Licensee shall formalize with the Licensor an irrevocable marketing commitment and strategy for a product and investor awareness marketing campaign for (US) $2,000,000.00 which will be funded through the Licensee by the issuance of securities.

3.	PAYMENT AND ADJUSTMENT

3.1

Subject to the adjustments contemplated by this paragraph 3, the License Price shall be payable by the Licensee to the Licensor, or a maximum of two nominees of China Bright in equal parts, as follows:

	3.1.1.	By Issuing Shares in the Capital of the Licensee as follows:

		3.1.1.1.	60% of the total issued and outstanding shares of the licensee shall be allotted and issued to the Licensor or its nominees as set out above at the Closing; and

3.1.1.2.      the number of shares required to bring the Licensor’s total percentage of ownership of shares in the capital of the Licensee up to 70% shall be allotted and issued to the
                  Licensor or its nominees as set out above and on; (i) the anniversary of the Licensing Agreement in which the Licensee’s audited filed financial statement for gross annual revenues attributable to the Business exceed (US) $35,000,000.;

provided that at no time shall the aggregate of such shares issued by the Licensee to the Licensor or its nominees be greater than 70% of the total issued and outstanding shares of the Licensee. The Licensor acknowledges that the issuance and transfer of any such shares issued in payment of the License Price will be restricted and regulated in accordance with, and is subject to, all applicable laws including, without limitation, the laws of the United States; and

		3.1.2.	By Cash as follows:

			3.1.2.1.	(US) $300,000 at the Closing;

			3.1.2.2.	(US) $1,000,000 by December 31, 2008;

			3.1.2.3.	(US) $1,000,000 by March 31, 2009; and

			3.1.2.4.	(US) $1,200,000 by August 31, 2009;

all of which amounts shall be payable without interest and may be paid by the Licensee without notice, bonus or penalty.

3.2.

The Licensee shall be entitled to set-off from payments of the License Price any costs or expenses borne, directly or indirectly, by it as a result of any breach or non-fulfillment of any of the covenants, representations or warranties of the Licensor contained herein or in the Licensing Agreement and/or to demand return, without payment, of all such shares issued to the Licensor having a market value equal to the value of any losses suffered or incurred by the Licensee as a result of such breach or non- fulfillment by the Licensor.

3.3.

The Licensor shall be entitled to any costs or expenses borne, directly or indirectly, by it as a result of any breach or non-fulfillment of any othe covenants, representations or warranties of the Licensee contained herein or in the Licensing Agreement, with any settlement to be paid with shares or cash at the option of the Licensee.

4.	REPRESENTATIONS AND WARRANTIES

4.1

The Licensing Agreement contemplated hereby shall contain representations and warranties of the Licensor as are customary in transactions of this nature and as are satisfactory to the Licensee’s solicitors, acting reasonably, including, without limiting the generality of the foregoing, representations and warranties, all of which shall be made jointly and severally the Licensor, relating to the following:

	-	the proper corporate organization and capacity of China Bright;

•         China Bright’s title to, and the nature and quality of, the Licences, including the absence of liens, mortgages, or any claims or interests whatsoever which are adverse to the anticipated unencumbered interest of the Licensee in the Licences and the Business; and

• compliance with laws in the operation of the Business including, without limiting the generality of the foregoing, compliance with environment laws.

All representations and warranties contained in the Licensing Agreement shall Survive the Closing for a period of two (2) years.

1.	PRINCIPALS

5.1

The Licensor shall appoint such management as it deems fit to supervise and manage the business. At the Closing, Lincoln shall act as Secretary, with Pardeep Sarai as President, CFO, Treasurer, and director. The Licensee shall prior to closing retain control of the Board of Directors, such that will be contacted to remain on the board until the conditions of the above stated article 3.1.2.1. have been fulfilled, and in accordance with the Licensee’s constating documents and applicable laws and the Board of Directors. The Licensee shall have the right to waive its right to control the Board of Directors prior to meeting the conditions of the above stated article 3.1.2.1.

6.	DUE DILIGENCE

6.1.

Following execution of this agreement in principle, the Licensor shall provide the Licensee and its agents reasonable access during normal business hours to the Licenses and reports of the Business in order to allow the Licensee to conduct due diligence review of the same, and shall fully disclose, explain all information that is, or could become, material to the Business.

7.	CONSENTS

7.1

Upon execution of the Licensing Agreement, the Licensor and the Licensee shall each use their best efforts to obtain all necessary third party consents and approvals to the transfer of the Licenses and the closing of the transactions contemplated by the Licensing Agreement.

8.	CONDITIONS

8.1	The completion of the transactions contemplated hereby will be subject to satisfaction of each of the following conditions, each of which is for the sole benefit of the Licensee:

8.1.1.

The Licensee shall have completed its due diligence review of the Business and the Licenses to its satisfaction and with results satisfactory to the Licensee and the parties shall have entered into the Licensing Agreement on or before June 23, 2008, or such other date agreed to between the parties hereto;

	8.1.2.	There shall have been no material adverse change in the financial position or condition or prospects of the Business or the Licenses between the date hereof and the Closing;

	8.1.3.	All material third party consents shall have been received in form and substance acceptable to the Licensee, acting reasonably; and

8.1.4.

All reasonable and normal (i.e. which are normal or typical for the practice of law in the United States) conditions of Closing set out in the Licensing Agreement shall have been waived or fulfilled by the Licensee, including all representations and warranties, contained in the Licensing Agreement being true and correct, and all covenants of the Licensor being fulfilled, as of the Closing Date.

9.	STANDSTILL

9.1

The Licensor acknowledge that the Licensee will spend considerable time and money in conducting its due diligence reviews relating to the Licenses and in preparing the Licensing Agreement, and in consideration of this the Licensor agree, jointly and severally, that from the date hereof until the Closing Date (or such earlier date as the Licensee may advise the Licensor that is does not wish to proceed with the transaction herein contemplated) the Licensor shall:

	9.1.1.	not solicit offers from, or negotiate with, any other party with respect to the sale of all or any part of the Licenses or the Business; and

	9.1.2.	carry on the business of the Licensor in the ordinary course and preserve and maintain the value of the Licenses and the Business.

9.2.

The parties agree not to disclose the terms of the proposed license of the Business or the fact that they are negotiating the same to any person or persons, except such of their respective directors, officers, employees and professional consultants as are necessary to negotiate and complete the same, until mutually agreed. No party shall make any announcement or other disclosure of this letter of intent or of the transaction contemplated hereby without the prior approval of the other party as to the timing and content of any such release or disclosure.

9.3.

Each of the parties will pay its own costs, fees and expenses incurred in connection with the preparation of this letter of intent and the Licensing Agreement, and the completion of the transactions contemplated hereby and thereby.

9.4

The letter of intent shall be construed in accordance with the laws of British Columbia and the federal laws of Canada applicable therein, and any disputes in relation to this letter of intent shall be heard in Vancouver by British Columbia courts, and each party hereto irrevocably and unconditionally attorns to the exclusive jurisdiction of the British Columbia courts. The Licensing Agreement shall be governed by and construed in accordance with the laws of [Nevada], and the federal laws of the United States applicable therein.

This letter merely evidences the intention of the parties hereto and is not intended to be legally binding. The proposed action contemplated herein may be terminated by any of the parties at any time prior to the execution of the definitive license, which shall be controlling thereafter, and each of the parties agrees to hold the others hamrless for any attorney’s fees, accountant’s fees, expenses or other damages which may be incurred by failure to consummate the contemplated license.

If the foregoing terms of this letter of intent accurately reflect your understanding of our negotiations and agreement in principle as at the date hereof, please acknowledge your agreement in the space indicated below.

Yours very truly,

RIDGESTONE RESOURCES, INC.

Per:	PARDEEP SARAI
	Pardeep Sarai - Director	Witness

The foregoing terms and conditions of this letter of intent are hereby acknowledged and agreed to this 16th day of June, 2008.

CHINA BRIGHT TECHNOLOGY DEVELOPMENT LIMITED

Per:	LINCOLN PARKE
	Lincoln Parke - President	Witness

S E A L

In their personal capacity:

LINCOLN PARKE
GreenChek	Witness

LINCOLN PARKE
Lincoln Parke	Witness

APPENDIX A

License Price

Cash

(US) $300,000 at the Closing;

(US) $1,000,000 by December 31, 2008;

(US) $1,000,000 by March 31, 2009; and

(US) $1,200,000 by August 31, 2009